SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                February 25, 2000

                                   FORM N-8F/A

      AMENDED APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby amends its application to the Securities and Exchange Commission for an order of deregistration filed September 29, 1999 under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such amended application for deregistration submits the following information:


                          OVERLAND EXPRESS FUNDS, INC.
                                      Name

                                111 Center Street
                              Little Rock, AR 72201
    Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                                    Richard H. Blank, Jr.
                                    Stephens Inc.
                          111 Center Street, Suite 300
                              Little Rock, AR 72201

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                             Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., #5500
                             Washington, D.C. 20006


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I.     General Identifying Information

1.     Reason fund is applying to deregister:

       [X]        Merger
       [   ]      Liquidation
       [   ]      Abandonment of Registration
       [   ]      Election of status as a Business Development Company

2.     Name of fund:                Overland Express Funds, Inc.

3.     Securities and Exchange Commission File No.:  811-8275

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

       [   ]    Initial Application                  [X]    Amendment

5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       111 Center Street, Little Rock, AR 72201

6.     Name, address and telephone number of individual the Commission staff should contract with any questions regarding this form:

       Janis E. Fonda, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1537

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Wells Fargo Bank, N.A.                                 Stephens Inc.
       525 Market Street                                      111 Center Street, #300
       San Francisco, CA 94105                                Little Rock, AR  72201
       1-800-222-8222                                         1-800-643-9691

8.     Classification of fund:

       [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [X]    Open-end              [   ]    Closed-end

10.    State law under which the fund was organized or formed:

       Maryland

11.    Name and address of each investment adviser of the fund (including sub-advisers) during the last five years:

       Wells Fargo Bank, N.A.                        525 Market Street
       (Adviser)                                     San Francisco, CA 94105

       Barclay Global Fund Advisors                  45 Fremont Street
       (Sub-Adviser to Overland Index                San Francisco, CA 94105
          Allocation Fund only)

12.    Name and address of each principal underwriter of the fund during the last five years:

       Stephens Inc.
       111 Center Street
       Little Rock, AR 72201

13.    Not Applicable.

14.    Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [   ]    Yes                 [X]    No

15.    (a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or
              Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the board vote took place:

              July 23, 1997

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the shareholder vote took place:
              November 20, 1997

II.    Distributions to Shareholders

16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes           [   ]   No

       (a)        Date on which the fund made those distributions:

                  December 12, 1997

       (b)        Were the distributions made on the basis of net assets?

                  [   ]   Yes               [X]   No

       (c)        Were the distributions made pro rata based on share ownership?

                  [   ]   Yes               [X]   No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


Overland Fund                             Corresponding Stagecoach Fund                Exchange Ratio
Overland Small Cap Strategy Fund          Stagecoach Small Cap Fund
       Class A Shares
       Class D Shares                          Class A Shares                              0.69721936
                                               Class C Shares                              0.69679054
Overland Strategic Growth Fund            Stagecoach Aggressive (Strategic) Growth
       Class A Shares                     Fund
       Class D Shares                          Class A Shares                              0.69721936
                                               Class C Shares                              0.69679054
Overland California Tax-Free Bond Fund    Stagecoach California Tax-Free Bond Fund
       Class A Shares                          Class A Shares
       Class D Shares                          Class C Shares                              0.95571302
                                                                                           1.22415291
Overland Municipal Income Fund            Stagecoach National Tax-Free Fund
       Class A Shares
       Class D Shares                          Class A Shares                              0.95571302
                                               Class C Shares                              1.22415291
Overland U.S. Government Income Fund      Stagecoach Ginnie Mae (U.S. Government
       Class A Shares                     Income) Fund
       Class D Shares                            Class A Shares                            0.95041322
                                                 Class C Shares                            1.31902985
Overland California Tax-Free Money        Stagecoach California Tax-Free Money
Market Fund                               Market Mutual Fund
       Class A Shares                            Class A Shares                            1.00
       Class D Shares                            Class C Shares                            1.00

Overland Money Market Fund                Stagecoach Prime Money Market Mutual Fund
                                               Class A Shares
       Class A Shares                          Administrative Class Shares                 1.00
       Institutional Class Shares                                                          1.00

Overland National Tax-Free                Stagecoach National Tax-Free Money Market
Institutional Money Market Fund           Mutual Fund-Institutional Class Shares
                                                                                           1.00
Overland U.S. Treasury Money Market Fund  Stagecoach Treasury Money Market Mutual
       Class A Shares                     Fund
       Institutional Class Shares              Class A Shares                              1.00
                                               Administrative Class Shares                 1.00
Overland Index Allocation Fund            Stagecoach Index Allocation Fund*
       Class A Shares
       Class D Shares                          Class A Shares                              1.00
                                               Class C Shares                              1.00
Overland Short-Term Government            Stagecoach Short-Term Government-Corporate
Corporate Income Fund                     Income Fund*
                                                                                           1.00
Overland Short-Term Municipal Income      Stagecoach Short-Term Municipal Income
Fund                                      Fund*                                            1.00

Overland Variable Rate Government Fund    Stagecoach Variable Rate Government Fund*
       Class A Shares                          Class A Shares
       Class D Shares                          Class C Shares                              1.00
                                                                                           1.00
Overland Sweep Fund                       Overland Express Sweep Fund                      1.00


              On December 12, 1997, all of the properties and assets of the Applicant were valued and subsequently conveyed to the corresponding portfolios of Stagecoach Funds, Inc. (the "Acquiring Series"). Shareholders of Applicant received shares of the corresponding Acquiring Series equal in value to their shares in complete liquidation and dissolution of Applicant.

       (e)    Not Applicable.

17.    Not Applicable.

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X]   Yes           [   ]   No

19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [   ]   Yes                  [X]   No


III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?

       [   ]   Yes                  [X]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [   ]   Yes                  [X]   No


IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a)        List the expenses incurred in connection with the Merger or Liquidation:

              (i)   Legal expenses:         $104,221.53

              (ii)  Accounting expenses:    N/A

              (iii) Other expenses (list and identify separately):
                    Shareholder Reports              $319,006.33
                    Registration                              $3,462.95

              (iv)  Total expenses (sum of lines (i)-(iii) above):  $426,690.81

       (b)    How were those expenses allocated?

              Pursuant to Section 20 of the Consolidation Agreement, each of Applicant's Portfolios and the corresponding portfolios of the Acquiring Series were liable for their respective expenses incurred in connection with entering into and carrying out the provisions of the Consolidation Agreement. The expenses payable by Applicant included: (i) fees and expenses of counsel and independent accountants incurred in collection with the
              Consolidation; (ii) all fees and expenses related to the liquidation of the Applicant; (iii) fees and expenses of Applicant custodian and transfer agent incurred in connection with the Consolidation; and (iv) any special pricing fees associated with the valuation of the portfolios of Applicant. The expenses payable by the corresponding portfolios of the Acquiring Series included:
              (i) fees and expenses of counsel and independent accountants incurred in connection with the Consolidation; (ii) expenses associated with Preparing the Agreement and Plan of Consolidation and preparing and filing each Registration Statement under each 1933 Act covering the Acquiring Series Shares to be issued in the Consolidation; (iii) registration and qualification fees and expenses of preparing and filing such forms as were necessary under applicable state securities laws to qualify the Acquiring Series Shares to be issued in connection with the Consolidation;
              (iv) any fees and expenses of the Acquiring Series, custodian and transfer agent incurred in connection with the Consolidation; (v) any special pricing fees associated with the valuation of the Acquiring Series portfolios; and (vi) fees and expenses of preparing and filing N-14.

       (c)        Who paid those expenses?
                  The Administrator of the Acquiring Series, Wells Fargo Bank, N.A., paid the above-described expenses.

       (d)        How did the fund pay for unamortized expense (if any)?  N/A

23.    Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [   ]   Yes                  [X]   No


V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [   ]   Yes                  [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [   ]   Yes                  [X]   No

VI.    Mergers Only

26.    (a)        State the name of the fund surviving the Merger:

                  Stagecoach Funds, Inc.

       (b)    State the Investment Company Act file number of the fund surviving the Merger:

              811-6419

       (c)    The Agreement and Plan of Consolidation was filed with the Commission on September 3, 1997 on Form N-14, File
              #  333-34873.

       (d)    Not applicable.
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                                                              VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F/A amended application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Overland Express Funds, Inc., (ii) he is the Secretary and
Treasurer of Overland Express Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A amended application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A amended application are true to the best of his knowledge, information and belief.

                                                     /s/  Richard H. Blank, Jr.
                                                     --------------------------
                                                     Richard H. Blank, Jr.